SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

STILLWATER MINING COMPANY
(Name of Subject Company (Issuer))

STILLWATER MINING COMPANY
(Name of Filing Person (Issuer))

1.875% Convertible Senior Notes due 2028

(Title of Class of Securities)

86074Q AD4
(CUSIP Numbers of Class of Securities)

Brent Wadman	with copy to:
Deputy General Counsel and Corporate Secretary	David Goldschmidt
Stillwater Mining Company	Skadden, Arps, Slate, Meagher & Flom LLP
1321 Discovery Drive	4 Times Square
Billings, Montana 59102	New York, New York 10036
(406) 373-8700	(212) 735-3574

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee
$166,500,000	$22,710**

* Calculated solely for purposes of determining the filing fee. The purchase price of the 1.875% Convertible Senior Notes due 2028 (the "Securities"), as described herein, is $1,000 per $1,000 principal amount outstanding . As of February 13, 2013 there was $166,500,000 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $166,500,000 (excluding accrued but unpaid interest).

** Previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Introductory Statement

This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO"), originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2013, by Stillwater Mining Company  (the "Company"). This Schedule TO relates to the right of each holder (each, a "Holder") of the Company's 1.875% Convertible Senior Notes due 2028 (the "Notes") to sell, and the obligation of the Company to purchase, the Notes upon the terms and subject to the conditions set forth in the March 12, 2008 (the “Indenture”), among Stillwater Mining Company, a corporation incorporated under the laws of the State of Delaware (the “Company”), Law Debenture Trust Company of New York, as trustee (the “Trustee”) and Deutsche Bank Trust Company Americas, a New York banking corporation, as security registrar, conversion agent (the “Conversion Agent”) and paying agent (the “Paying Agent”). The right of each holder (the "Holder") of the Securities to sell and the obligation of the Company to purchase the Securities, as set forth in the Company's notice to Holders of the 1.875% Convertible Senior Notes due 2028, dated February 14, 2013 (the "Company Notice"), and the related materials filed as exhibits to this Schedule TO (which Company Notice and related materials, as amended or supplemented from time to time, collectively constitute the "Put Option").

This Amendment amends only the items in the Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. All capitalized terms in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 to the Schedule TO together with the Schedule TO and the Company Notice.

The expiration of the offer to purchase and the deadline for the right to withdrawal, as amended via this Amendment No. 1, will now occur at 12:00 midnight, New York City time, on Friday, March 15, 2013. Additionally, as permitted by Section 5.10 of the Indenture, the Company will forward to the Paying Agent, prior to 11:00 a.m., New York City time, on March 18, 2013, which is the Business Day following Purchase Date, the appropriate amount of cash required to pay the Purchase Price for all validly surrendered Notes, and the Paying Agent will promptly distribute the cash to DTC and Holders, as applicable. The Company was previously scheduled to provide payment for the Purchase Price by 11:00 a.m. on March 15, 2013.

This Amendment No. 1 and the Original Schedule TO, are intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information in the Company Notice is incorporated by reference as set forth below.

Items 1 through 10.

On February 14, 2013, the Company issued a Notice to Holders of the 1.875% Convertible Senior Notes due 2028 (the "Notice to Holders") announcing the extension of the expiration of the offer to purchase the Notes and the deadline for the right to withdraw their previous exercise of the Put Right to 12:00 midnight, New York City time, on Friday, March 15, 2013. Additionally, as permitted by Section 5.10 of the Indenture, the Company will forward to the Paying Agent, prior to 11:00 a.m., New York City time, on March 18, 2013, which is the Business Day following Purchase Date, the appropriate amount of cash required to pay the Purchase Price for all validly surrendered Notes, and the Paying Agent will promptly distribute the cash to DTC and Holders, as applicable. The Company was previously scheduled to provide payment for the Purchase Price by 11:00 a.m. on March 15, 2013.

A copy of the Notice to Holders is filed as Exhibit (a)(1)(B) and is incorporated herein by reference.

Item 11.    Additional Information.

On February 26, 2013, the Company filed two Current Reports on Form 8-K, which report the issuance of press releases by the Company. On February 27, 2013, the Company filed a Current Report on Form 8-K, which reports the Company's fourth quarter and full year 2012 results. So as to incorporate these filings by reference into the Company Notice, the information under the caption "Additional Information" in the Company Notice, the information under the caption "Additional Information" in the Company Notice is hereby amended to include a reference to the aforementioned Form 8-Ks.

The Schedule TO does not permit "incorporation by reference" of documents filed after its date. Accordingly, if a material change occurs in the information set forth in this Put Option, we will amend the Schedule TO accordingly.

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows so as to include the Notice to Holders and incorporate by reference the Company's Current Reports on Form 8-K, filed with the SEC on February 26 and February 27, 2013:

Number	Description	Incorporation By Reference To
(a)(1)(A)	Notice to Holders of the 1.875% Convertible Senior Notes due 2028, dated February 14, 2013	Exhibit (a)(1)(A) to the Company's Schedule TO-I, dated February 14, 2013
(a)(1)(B)	Notice to Holders, dated February 27, 2013	Filed herewith
(a)(5)(A)	Current Report on Form 8-K, filed on Febrary 26, 2013	Filed on February 26, 2013
(a)(5)(B)	Current Report on Form 8-K, filed on Febraury 26, 2013	Filed on February 26, 2013
(a)(5)(C)	Current Report on Form 8-K, filed on February 27, 2013	Filed on February 27, 2013
(b)	Not applicable
(d)(1)

Indenture, dated as of March 12, 2008, between the Company, as issuer, and Law Debenture Trust Company of New York, as trustee and Deutsche Bank Trust Company Americas, a New York banking corporation, as security registrar, conversion agent and paying agent
Exhibit 4.1 to the Company’s form 8-K, dated March 14, 2008
(d)(2)	Form of 1.875% Convertible Senior Note due 2028	Exhibit 4.2 to the Company’s form 8-K, dated March 14, 2008
(d)(3)	Registration Rights Agreement, dated as of March 12, 2008, between Stillwater Mining Company and Deutsche Bank.	Exhibit 4.3 to the Company’s form 8-K, dated March 14, 2008
(d)(4)	Amended and Restated General Employee Stock Plan, dated October 23, 2003	Exhibit 10.1 to the Form 10-Q for the quarterly period ended September 30, 2003
(d)(5)	409A Nonqualified Deferred Compensation Plan	Exhibit 10.34 to the Form 10-K filed on March 16, 2006
(d)(6)	2004 Equity Incentive Plan	Appendix A to the Proxy statement, dated April 29, 2004
(d)(7)	409A Non-Employee Directors Deferred Compensation Plan	Exhibit 10.1 to the Form-8K dated May 9, 2005
(d)(8)	2012 Equity Incentive Plan	Appendix A to the Proxy statement, dated March 12, 2011
(g)	Not applicable
(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STILLWATER MINING COMPANY

Date:	February 27, 2013
		By:	/s/ Francis R. McAllister
Francis R. McAllister
Chairman and Chief Executive Officer
(Principal Executive Officer)

Date:	February 27, 2013
		By:	/s/ Gregory A. Wing
Gregory A. Wing
Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit Index

Number	Description	Incorporation By Reference To
(a)(1)(A)	Notice to Holders of the 1.875% Convertible Senior Notes due 2028, dated February 14, 2013	Exhibit (a)(1)(A) to the Company's Schedule TO-I, dated February 14, 2013
(a)(1)(B)	Notice to Holders, dated February 27, 2013	Filed herewith
(a)(5)(A)	Current Report on Form 8-K, filed on Febrary 26, 2013	Filed on February 26, 2013
(a)(5)(B)	Current Report on Form 8-K, filed on Febraury 26, 2013	Filed on February 26, 2013
(a)(5)(C)	Current Report on Form 8-K, filed on February 27, 2013	Filed on February 27, 2013
(b)	Not applicable
(d)(1)

Indenture, dated as of March 12, 2008, between the Company, as issuer, and Law Debenture Trust Company of New York, as trustee and Deutsche Bank Trust Company Americas, a New York banking corporation, as security registrar, conversion agent and paying agent
Exhibit 4.1 to the Company’s form 8-K, dated March 14, 2008
(d)(2)	Form of 1.875% Convertible Senior Note due 2028	Exhibit 4.2 to the Company’s form 8-K, dated March 14, 2008
(d)(3)	Registration Rights Agreement, dated as of March 12, 2008, between Stillwater Mining Company and Deutsche Bank.	Exhibit 4.3 to the Company’s form 8-K, dated March 14, 2008
(d)(4)	Amended and Restated General Employee Stock Plan, dated October 23, 2003	Exhibit 10.1 to the Form 10-Q for the quarterly period ended September 30, 2003
(d)(5)	409A Nonqualified Deferred Compensation Plan	Exhibit 10.34 to the Form 10-K filed on March 16, 2006
(d)(6)	2004 Equity Incentive Plan	Appendix A to the Proxy statement, dated April 29, 2004
(d)(7)	409A Non-Employee Directors Deferred Compensation Plan	Exhibit 10.1 to the Form-8K dated May 9, 2005
(d)(8)	2012 Equity Incentive Plan	Appendix A to the Proxy statement, dated March 12, 2011